September 16, 2025

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, DC 20549
Attention: Patrick Kuhn; Doug Jones

Re: WESCO International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-14989
Filed February 14, 2025

Dear Patrick Kuhn and Doug Jones:

We have set forth below the response of WESCO International, Inc. (“Wesco” or the “Company”) to address the comment of the Staff of the Division of Corporation Finance contained in your letter dated September 4, 2025 regarding your review of Wesco’s filing noted above.

For your convenience, we have restated in bold type the Staff’s comment followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 38

Comment No. 1:

Reported net cash provided by operating activities increased $608 million, or 123%, in fiscal 2024 compared to fiscal 2023. Your disclosure appears to discuss how the reported net cash provided by operating activities was determined for each period as already presented in the statement of cash flows. Your disclosure should be a comparative analysis of the reason for the change between periods in the reported amount of net operating cash for operating activities. Refer to Item 303(b) of Regulation S-K and all applicable instructions to paragraph (b) regarding analysis of material changes in line items from period to period. Also refer to the introductory paragraph of section IV.B and all of B.1 of Release No. 33-8350 for guidance regarding the content of the analysis. Please revise your annual and interim period disclosures as appropriate. In regard to the above noted increase in fiscal 2024, it appears the change of $649 million in the amounts reported for accounts payable in the statement of cash flows is a material contributing underlying factor to be explained. It appears there was a use of cash in fiscal 2023 to pay down accounts payable and a positive impact to cash in fiscal 2024 from an increase in the balance of accounts payable that does not appear to generate cash.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that we will enhance our disclosure of net cash provided by operating activities to discuss factors driving material changes between periods in all future filings in which we include a Management’s Discussion and Analysis, beginning with the Form 10-Q for the quarterly period ended September 30, 2025.

For illustrative purposes, below is the Company’s proposed disclosure using the above-referenced 2024 Form 10-K as a model. The Company will endeavor to provide similar levels of disclosure in future filings.

Operating Activities
Net cash provided by operating activities for 2024 totaled $1,101.2 million, compared to $493.2 million in 2023. The $608.0 million increase is primarily driven by a $649.2 million impact from changes in accounts payable. The impact from accounts payable increased in 2024 primarily due to the timing of inventory purchases and payments to suppliers combined with an increase in inventory purchases in the fourth quarter as compared to the prior year. Accrued payroll and benefit costs additionally contributed to the increase, with a $155.0 million impact primarily driven by an increase in accrued salaries and wages combined with lower payments of management incentive compensation as compared to the prior year. Cash impacts due to changes in other current and noncurrent liabilities increased $116.8 million primarily due to an increase in federal income taxes payable and a reduction in interest paid due to changes in the timing of payments as compared to the prior year resulting from refinancing activities in 2024.

These increases were offset by a $102.9 million negative impact from changes in trade accounts receivable. The impact from trade accounts receivable decreased in 2024 primarily due to the timing of receipts from customers and an increase in net sales in the fourth quarter as compared to the prior year. The remaining decrease in operating cash flows was primarily driven by a reduction in net income as adjusted for certain non-cash items.

Should you have any further questions, please do not hesitate to contact me at (412) 454-2392 or dschulz@wescodist.com, or Matt Kulasa at mkulasa@wescodist.com.

Sincerely,
/s/ David S. Schulz

David S. Schulz
EVP and Chief Financial Officer

cc: Matthew S. Kulasa, SVP, Corporate Controller and Chief Accounting Officer
Diane E. Lazzaris, EVP and General Counsel